UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

June 9, 2021

In accordance with the provisions of Article 21 - A and 258° of the General Corporations Law and the second final complementary provision of Law 31194, the shareholders of AENZA S.A.A. are hereby convened to the Annual General Shareholders' Meeting to be held on July 6, 2021, at 11:00 a.m. for the purpose of addressing the following agenda:

1. Approval of the Restatement of the Audited Consolidated and Individual Financial Statements for the 2020 Fiscal Year
2. Application of Results of the 2020 Fiscal year

The means used to: (i) conduct the Annual Shareholder’s Meeting; (ii) calculate the quorum; and, (iii) conduct the voting, will be " Microsoft Teams" software/application, details of the use of which are contained in the Information Document available to the shareholders through its website and the Relevant Information Communication of the SMV.

In the event that the necessary quorum is not present for the Meeting to be held on first call, a second call is scheduled for July 12, 2021 at the same time, platform and with the same agenda.  Likewise, in the event that the quorum necessary for the Meeting to be held on second call is not met, a third call will be held on July 16, 2021 at the same time, on the same platform and with the same agenda.

This Notice of Call, the Information Document on the procedure for holding the Non-Presential Shareholders' Meeting, as well as the information and documentation related to the matters to be discussed as required by the Regulation on Relevant Information Communication and Reserved Information, are published as a Relevant Information Communication on the Securities Market Portal of the SMV (www.smv.gob.pe) and on the Company's website (www.aenza.com.pe).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: June 9, 2021

ANNUAL SHAREHOLDER’S MEETING
July 6, 2021

Motion N° 1
Approval of Restatement of the Audited Consolidated and Individual Financial Statements for 2020 Fiscal Year

Whereas:

Whereas, the audited individual and consolidated financial statements as of December 31, 2020 of AENZA S.A.A.A. were submitted for shareholder approval on March 5, 2021 and were approved by the shareholders on March 31, 2021 and such financial statements were prepared on the best information available to the Company as of the date such financial statements were made available to the shareholders;

Whereas, on May 17, 2021, the Company filed with the Securities and Exchange Commission its annual report on Form 20-F which included consolidated and audited information for the same accounting period (the "20-F") that showed results substantially different from those reflected in the Company's financial statements;

Whereas, such differences were based on the fact that between March 5 and May 17, subsequent events occurred related to facts prior to the closing of the accounting period covered by the financial statements whose impacts should have been reflected in the financial information attached to the "20-F" in application of IFRS 10;

Whereas, such events consisted mainly in the achievement of considerable progress in the negotiations of the Company's plea agreement that allowed reevaluating the estimate of the exposure of in-scope contingencies. The adjustments made are as follows:

a) The update of the estimate of the civil reparation to be paid to the Peruvian State, increasing the recording of the present value by S/25.3 million which was recorded in results, in the item "other income and expenses, net". Additionally, the payment schedule and method was modified, consequently, the distribution between the current and non-current portion of the item "other provisions".

b) The recording of the present value of the estimate of the exposure of the fine that the Technical Secretariat of INDECOPI recommended to apply for the administrative process followed against the subsidiary Cumbra Peru for S/24.5 million, which was recorded in results, under the item "other income and expenses, net".

c) The recording in the subsidiary Concesionaria Via Expresa Sur S.A. of provisions for a total amount of S/43.6 million for the resignation of the collection from the Municipality of Lima of any concept arising from the termination of the concession contract, which was recorded in results, under the item "other income and expenses, net".

Whereas, on May 17, 2021, the same date on which the 20-F was filed, the Company published quarterly financial statements corresponding to the first quarter of 2021 (the "Quarterly Financial Statements") and the Quarterly Financial Statements were prepared based on the results reflected in the financial information attached to the 20-F;

Whereas, based on the foregoing, it is necessary that the audited individual and consolidated financial statements as of December 31, 2020 be restated so that they are consistent with the financial information contained in the 20-F and with the Quarterly Financial Statements and to submit such restatement to the approval of the general shareholders' meeting in order to avoid confusion among investors or potential investors and in compliance with the principle of transparency.

Motion for resolution:
Approve the Restatement of the Audited Individual and Consolidated Financial Statements for Fiscal Year 2020.

Motion N° 2
Application of Results for Fiscal Year 2020

Whereas:
Whereas, according to the audited Financial Statements corresponding to fiscal year 2020, the Company has generated a net loss of S/. 189,101,755.29 (One hundred eighty-nine million one hundred one thousand seven hundred fifty-five and 00/100 Soles).

Motion for resolution:
To apply the net loss of S/. 189,101,755.29 (One hundred eighty nine million one hundred one thousand seven hundred fifty five and 00/100 Soles) to the retained earnings account.